Motorcar Parts of America, Inc.
2929 California Street
Torrance, California 90503
(310) 212-7910

June 12, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Motorcar Parts of America, Inc.
Request to Withdraw Registration Statement
on Form S-3 (File No. 333-176824)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Motorcar Parts of America, Inc. (the “Registrant”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the Registrant’s Registration Statement (File No. 333-176824) on Form S-3 filed with the Commission on September 14, 2011 (the “Registration Statement”), together with all exhibits thereto.

The Registrant is requesting withdrawal of the Registration Statement because it was never declared effective by the Commission and the Registrant is not eligible to register securities on Form S-3 due to its failure to timely file its Quarterly Reports on Form 10-Q for its fiscal quarters ended June 11, 2011, September 30, 2011 and December 31, 2011.

The Registrant confirms that no securities were offered or sold under the Registration Statement.

 It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing, please do not hesitate to contact Steven B. Stokdyk of Latham & Watkins LLP at (213) 485-1234.

Very truly yours,

MOTORCAR PARTS OF AMERICA, INC.

By:	/s/ Michael M. Umansky
Michael M. Umansky
Vice President and General Counsel